Exhibit 1

Media Relations Paula Andrea Escobar	Investor Relations Pablo Gutiérrez
+57 (1) 603-9079 paulaandrea.escobar@cemex.com	+57 (1) 603-9051 pabloantonio.gutierrez@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FIRST QUARTER 2018 RESULTS

•	Consolidated prices of our three core products during the quarter increased on a sequential basis both in local-currency and in U.S. dollar terms. Our cement prices increased on a sequential basis in Colombia, Costa Rica and Brazil.

•	Our net income reached US$30 M during the quarter compared to US$35 M in the same quarter last year.

BOGOTA, COLOMBIA. APRIL 26, 2018 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$301 million during the first quarter of 2018, decreasing by 8% compared to those of the same period in 2017. Operating EBITDA declined by 29% during the first quarter, compared to that of the same period in 2017.

During the first quarter of 2018, our consolidated domestic gray cement, ready-mix and aggregates volumes decreased by 9%, 11% and 5%, respectively, compared to those of the first quarter of 2017. Our consolidated prices for domestic gray cement, ready-mix and aggregates increased in local-currency by 4%, 3% and 1%, respectively, during the quarter on a sequential basis.

Jaime Muguiro, CEO of CLH, said, “We had significant headwinds during the quarter: weak industry volumes in Colombia and Panama, as well as a difficult comparison base for prices in Colombia.

With regards to pricing performance, we are encouraged with the upward trend of our cement prices in Colombia during the last two quarters, as price recovery is critical to improving our margins which declined materially in 2017.

Our Free Cash Flow during the quarter was negative 31 million dollars mainly due to the payment of the fine imposed by the Superintendence of Industry and Commerce in Colombia”

CLH’s Financial and Operational Highlights

•	In Colombia, cement prices continued their upward trajectory shown in the fourth quarter of 2017, and increased by 3% during the first quarter of 2018 on a sequential basis, in local currency.

•	Cement, ready-mix and aggregates volumes in Costa Rica increased by 5%, 11% and 31%, respectively, during the quarter on a year over year basis. Our cement and concrete prices in local-currency terms increased by 2% sequentially in this period.

•	In our Rest of CLH region during the first quarter, our ready-mix and aggregates volumes increased by 20% and 36%, respectively, compared to those of the same period in 2017.

•	During the quarter our total debt was reduced by US$25 million to US$935 million, compared to that of the same quarter of 2017.

•	Free cash flow decreased to negative US$31 million during the quarter. Lower financial expense, capex and taxes, were more than offset by lower EBITDA, a higher negative working capital variation, as well as the fine imposed by the Superintendent of Industry and Commerce in Colombia.

Jaime Muguiro added, “We expect a better second half of the year driven by improved prices in Colombia, increased demand in Panama, higher volumes and prices in Costa Rica, as well as the start of highway projects in Nicaragua. On the other hand, the construction-workers-union strike in Panama and the protests in Nicaragua, could impact our second quarter results.

Going forward this year, we expect to generate positive free cash flow due to lower taxes and capex, and the recovery of the working-capital invested so far. We are committed to continue reducing our debt and leverage”

Consolidated Corporate Results

During the first quarter of the year, controlling interest net income was US$30 million compared to US$35 million during the first quarter of 2017.

Net debt during the first quarter of 2018 was US$903 million.

Geographical Markets First Quarter 2018 Highlights

Operating EBITDA in Colombia decreased by 34% to US$25 million, versus US$38 million in the first quarter of 2017. Net sales declined 12% to US$136 million during this period.

In Panama, operating EBITDA decreased by 34% to US$20 million during the quarter. Net sales reached US$61 million in the first quarter of 2018, a decline of 12% compared to those of the same period 2017.

In Costa Rica, operating EBITDA reached US$10 million during the quarter, decreasing by 21% on a year-over-year basis. Net sales decline by 5% to US$36 million, compared to those of the first quarter 2017.

In the Rest of CLH operating EBITDA declined by 10% to US$22 million during the quarter. Net sales reached US$72 million in the first quarter of 2018, a decrease of 1% compared to those of the same period 2017.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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